FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2003.

Total number of pages: 11.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[Changes in Organizations and Directors]	4

Note

On March 14, 2003, Nomura Holdings, Inc. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K with the Securities Exchange Commission regarding changes in organizations and directors, etc. The Company is filing this Form 6-K/A in order to amend the current title of Junichi Ujiie “President & Chief Operating Officer” at the exhibit 3 of the Form 6-K filed on March 14, 2003 as “President & Chief Executive Officer”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 17, 2003	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Tokyo, March 14, 2003

Changes in Organizations and Directors

Today, Nomura Holdings, Inc. announces the following changes to its own organization and directors and those of its wholly owned subsidiaries, Nomura Securities Co., Ltd., Nomura Asset Management Co., Ltd., The Nomura Trust & Banking Co., Ltd. and Nomura Capital Investment Co., Ltd.

A)	Changes in Organizations

(effective from April1, 2003)

Nomura Securities Co., Ltd.

1.	Nomura Group Headquarters

The Internal Audit Department is to be incorporated into the Nomura Group Headquarters.

2.	Fixed Income Division

The Structured Products Marketing Department and the Debt Capital Market Department are to be incorporated into the Fixed Income Division.

3.	Equity Division

The Equity Quantitative Sales Department is to be reorganized into the Equity Solution Department.

4.	Investment Banking Division

(1)	Osaka Investment Banking Department I

The Investment Banking Department I and Investment Banking Department II at Osaka Branch Office are to be combined to form the Osaka Investment Banking Department I, which is to be incorporated into the Investment Banking Division of the Headquarters.

(2)	Osaka Investment Banking Department II

The Investment Banking Department III at Osaka Branch Office is to be renamed the Osaka Investment Banking Department II, which is to be incorporated into the Investment Banking Division of the Headquarters.

(3)	Nagoya Investment Banking Departments I&II

The Investment Banking Departments I&II at Nagoya Branch Office are to be renamed the Nagoya Investment Banking Departments I&II, respectively, and are to be incorporated into the Investment Banking Division of the Headquarters.

5.	Financial & Public Sector Institutions Division

The Financial & Public Sector Institutions Division is to be dissolved into the Financial Institutions Department and the Public Sector Institutions Department.

6.	IT & Operations Division

The IT & Operations Division is to be newly established to incorporate the Systems Planning Department, Operations Planning Department, Clearing & Custody Department, and the Trading Support Department.

7.	Compliance Division

The Branch Administration Support Department is to be incorporated into the Compliance Division.

8.	Asia & Oceania Division

The Asia & Oceania Division is to be dissolved and the Asia Department is to be newly created at the Headquarters.

Nomura Asset Management Co., Ltd.

1.	Investment and Research

As part of ongoing efforts to enhance asset management capabilities, investment and research will be integrated and unified operational management further advanced. The current structure of 4 departments and 15 divisions will be reduced to 1 department and 12 divisions.

Departmental & Divisional Reorganization

(1)	The Equity Investment Division, Fixed Income Investment Division, Investment Technology Division and Investment Research Division are to be combined to form the Investment and Research Division.

(2)	The Japanese Equity Investment Department, Japanese Equity Fund Management Department and Global Equity Investment Department are to be integrated into the Equity Investment Department.

(3)	The Fixed Income Investment Department and the Fixed Income Fund Management Department are to be integrated into the Fixed Income Investment Department.

(4)	The Investment Strategy Department and Institutional Clients Investment Department are to be integrated into the Global Balance Investment Department.

(5)	The Credit Research Department is to be newly established.

(6)	Functions of global research are to be transferred to the Economic Research Department and Corporate Research Department and the Global Research Department is to be dissolved.

(7)	Functions from the Investment Business Planning Department are to be combined with the Investment Risk Monitoring Department under the Compliance & Investment Administration Division.

Compliance & Investment Administration Division Reorganization

The number of departments in the Compliance & Investment Administration Division will be reduced from 4 to 3 (Compliance Department, Investment Performance Analysis & Risk Supervisory Department, Inspection Department) in order to integrate the Investment Risk Monitoring Department into the Investment Business Planning Department.

Products Management Division

The Disclosure Department is to be transferred to the Fund Administration Division and the Products Management Division is to be dissolved.

The New Products Development Department is to be renamed the New Products Planning & Development Department and will be affiliated to no division.

B)	Business Line Heads

(effective from April 1, 2003)

Takashi Yanagiya
Domestic Retail	Executive Managing Director
Nomura Securities Co., Ltd.

Takumi Shibata
Global Wholesale	Executive Managing Director
Nomura Securities Co., Ltd.

Yasuo Agemura
Global Fixed Income	Director
Nomura Securities Co., Ltd.

Hiroshi Tanaka
Global Equity	Director
Nomura Securities Co., Ltd.

Noriyuki Ushiyama
Global Investment Banking	Director
Nomura Securities Co., Ltd.

Yoshifumi Kawabata
Global Merchant Banking	Managing Director
Nomura Securities Co., Ltd.

Kazutoshi Inano
Asset Management	President
Nomura Asset Management Co., Ltd.

C)	Business Support Line Heads

(effective from April 1, 2003)

Kenichi Fukuhara
Global Research	Director
Nomura Securities Co., Ltd.

Global Risk Management/	Kenichi Watanabe
Treasury/Controller/IR/	Director
IT & Operations	Nomura Securities Co., Ltd.

Masanori Itatani
Global Corporate Communications	Director
Nomura Holdings, Inc.

D)	Regional Management

(effective from April 1, 2003)

Hideyuki Takahashi
Americas	President & CEO
Nomura Holding America, Inc.

Hiromi Yamaji
Europe	President & CEO
Nomura Europe Holdings plc

Noriyasu Yoshizawa
Asia & Oceanic	President & Managing Director
Nomura Asia Holding N.V.

E)	Nomura Group Regional Line Heads

(effective from April 1, 2003)

Americas Fixed Income	Alexander Noujaim
Nomura Securities International, Inc. (New York)

Europe Fixed Income	Zenji Nakamura
Nomura International plc (London)
(transferred from Nomura Securities Co., Ltd.)

Europe Fixed Income	Najib Canaan
Nomura International plc (London)

Fixed Income Asia Pacific	Yuji Nakata
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Americas Equity	William Mumma
Nomura Securities International, Inc. (New York)

Europe Equity	Yugo Ishida
Nomura International plc (London)
(transferred from Nomura Securities Co., Ltd.)

Asia Equity	Naoki Matsuba
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Americas Investment Banking	Yasuo Kashiwagi
Nomura Securities International, Inc. (New York)
(transferred from Nomura Securities Co., Ltd.)

Europe Investment Banking	Yasushi Ii
Nomura International plc (London)
(transferred from Nomura Securities Co., Ltd.)

Asia Investment Banking	Yoshihiro Fukuta
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Europe Merchant Banking	Yasushi Ii
Nomura International plc (London)
(transferred from Nomura Securities Co., Ltd.)

Asia Investment Advisory	Satoshi Kikuchi
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Europe Research	Shigeto Shimada
Nomura International plc (London)
(transferred from Nomura Securities Co., Ltd.)

Asia Research	Kimitaka Morikawa
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Americas Administration	Shunichi Ito
Nomura Holding America, Inc. (New York)
(transferred from Nomura Securities Co., Ltd.)

Americas Administration	Edward Farrell
(Treasury and Controller)	Nomura Holding America, Inc. (New York)

Americas Administration	Ralph Alfonso
(IT & Operations)	Nomura Holding America, Inc. (New York)

Europe Administration	David Farrant
Nomura International plc (London)

Europe Administration	Hideki Miyazaki
(transferred from Nomura Securities Co., Ltd.) Nomura International plc (London)

Europe Administration	David Benson
(Risk Management/Credit)	Nomura International plc (London)

Europe Administration	Paul Spanswick
(Treasury and Controller)	Nomura International plc (London)

Europe Administration	Ian Buchanan
(IT & Operations)	Nomura International plc (London)

Asia Administration	Yukinobu Onoda
Nomura International (Hong Kong) Limited
(transferred from Nomura Securities Co., Ltd.)

Administration is the generic term for Risk Management, Treasury, Controller, and IT & Operations in Global Business Support Lines.

F)	Appointments of Key Management in Nomura Group’s Overseas Business

(effective from April 1, 2003)

Nomura Asia Holding N.V.	Noriyasu Yoshizawa
(Amsterdam)	President & Managing Director
(appointed Director of Nomura Securities Co., Ltd. effective from April 1, 2003)

Banque Nomura France (Paris)	HiroyukiYamamoto*
Président Directeur Général
(currently General Manager of Investment Strategy Department, Financial Research Center at Nomura Securities Co., Ltd.)

Nomura Bank (Luxembourg) S.A.	Yoshikazu Chono*
President & Managing Director
(currently transferred to Nomura Bank (Luxembourg) S.A.)

Nomura Bank (Switzerland) Ltd.	Minoru Hatada*
(Zurich)	President & CEO
(currently Deputy General Manager of Personnel Department at Nomura Securities Co., Ltd.)

Nomura Singapore Limited	Koki Miura*
President
(currently Manager of Secretariat at Nomura Securities Co., Ltd.)

Nomura Australia Limited (Sydney)	Koji Ito*
Managing Director
(currently General Manager of Debt Capital Market Department at Nomura Securities Co., Ltd.)

* To be transferred from Nomura Securities Co., Ltd.

G)	Changes in Directors

1.	Nomura Securities Co., Ltd.

Changes in Position (effective from April 1, 2003)

Nobuyuki Koga

President & Chief Executive Officer

(currently Executive Vice President & Chief Operating Officer)

Hiroshi Toda

Executive Vice President and Chief Operating Officer

(currently Executive Managing Director)

Takumi Shibata

Executive Managing Director

(currently Managing Director)

Yoshimitsu Oura

Managing Director

(currently Director)

Yusuke Yamada

Managing Director

(currently Director)

Hitoshi Tada

Managing Director

(currently Director)

Retiring Directors (effective from March 31, 2003)

Junichi Ujiie

President & Chief Executive Officer

Kamezo Nakai

Managing Director

(appointed Director and Principal Executive Officer, Nomura Asset Management Co., Ltd. effective from April 1, 2003)

Satoru Ito

Director

(appointed Advisor effective from April 1, 2003)

Makoto Sonobe

Director

(appointed Managing Director, The Nomura Trust & Banking Co., Ltd. effective from April 1, 2003)

Yasuaki Fukui

Director

(appointed Statutory Auditor effective from April 1, 2003)

New Directors (effective from April 1, 2003)

Noriyuki Ushiyama

(currently General Manager of the Public Sector Institutions Department)

Noriyasu Yoshizawa

(currently Deputy Head of the Asia & Oceania Division and assigned to Nomura International (Hong Kong) Limited and Nomura Securities Philippines, Inc.)

Masanori Nishimatsu

(currently General Manager of the Retail Strategy Department)

Yasuo Yoshihara

(currently Branch Office Manager of Fukuoka Branch Office)

Toshio Hirota

(currently General Manager of Investment Banking Departments I & III)

Koji Nagai

(currently Branch Office Manager of Kyoto Branch Office)

Akira Maruyama

(currently General Manager of Nomura Group Headquarters Finance Department and Controller’s Department and assigned to Nomura Holdings, Inc.)

2.	Nomura Asset Management Co., Ltd.

Retiring Directors (effective from March 31, 2003)

Hisaaki Hino

Director and Principal Executive Officer

(appointed Advisor, Nomura Securities Co., Ltd. effective from April 1, 2003)

Takanori Shimizu

Director and Senior Executive Officer

(appointed Advisor, Nomura Securities Co., Ltd. effective from April 1, 2003)

Masato Tanaka

Director and Senior Executive Officer

(appointed Advisor effective from April 1, 2003)

Toshio Miura

Senior Executive Officer

(appointed Advisor effective from April 1, 2003)

Nobuyuki Koga

Director

New Directors

Kamezo Nakai

(Managing Director, Nomura Securities Co., Ltd.)

Takahide Mizuno

(Senior Executive Officer)

Hiroshi Toda

(Executive Vice President and Chief Operating Officer, Nomura Holdings, Inc.)

3.	The Nomura Trust & Banking Co., Ltd.

Retiring Directors (effective from March 31, 2003)

Takamichi Arata

Executive Managing Director

(appointed Statutory Auditor, Nomura Asset Management Co., Ltd. effective from April 1, 2003)

Tomozo Uemura

Managing Director

(appointed Statutory Auditor effective from April 1, 2003)

New Directors (effective from April 1, 2003)

Makoto Sonobe

Managing Director

(currently Director, Nomura Securities Co., Ltd.)

4.	Nomura Capital Investment Co., Ltd.

Retiring Director (effective from March 31, 2003)

Takumi Shibata

President

New Director (effective from April 1, 2003)

Noriyuki Ushiyama

(also appointed Director, Nomura Securities Co., Ltd.)

Ends

For further information please contact:

Name	Company	Telephone
Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.